United States securities and exchange commission logo





                             May 28, 2024

       Jason Les
       Chief Executive Officer
       Riot Platforms, Inc.
       3855 Ambrosia Street, Suite 301
       Castle Rock, CO 80109

                                                        Re: Riot Platforms,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Filed February 23,
2024
                                                            File No. 001-33675

       Dear Jason Les:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2023

       Item 1. Business
       Industry Trends, page 6

   1.                                                   On page 7, you disclose
that,    Our Bitcoin is held in cold storage wallets by a well-known
                                                        U.S.-based third-party
digital asset-focused custodian. We also sell our Bitcoin using our
                                                        custodian   s U.S.
brokerage services.    Please revise future filings to describe in greater
                                                        detail your custody
procedures and related arrangements, including the following:
                                                            The identity of
your third-party custodian;
                                                            The material terms
of any (i) custody agreement and (ii) agreement in connection with your use of
your custodian   s U.S. brokerage services to sell your Bitcoin.
                                                            Additionally, file
the same as exhibits in future filings. See Item 601(b)(10) of
                                                            Regulation S-K;
                                                            The geographic
location where crypto assets are held in cold wallets;
                                                            Whether any persons
(e.g., auditors, etc.) are responsible for verifying the existence of the crypto
assets held by your third-party custodian; and
                                                            Whether any
insurance providers have inspection rights associated with the crypto
 Jason Les
FirstName  LastNameJason  Les
Riot Platforms, Inc.
Comapany
May         NameRiot Platforms, Inc.
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              assets held in storage.
Item 1A. Risk Factors, page 15

2. Based on your disclosure on page F-44, there appears to be a concentration of risk related to your Bitcoin Mining revenue generated from your participation in a mining pool. In future filings, please include a risk factor highlighting the risks related to this revenue concentration.
Risks Related to the Price of Bitcoin, page 18

3. Please add disclosure in future filings that addresses the risks related to bitcoin and the bitcoin network, including, for example, wash-trading, the existence of bitcoin "whales"
         and the concentration in bitcoin ownership, front-running and manipulation.
4. Please add disclosure in future filings that addresses the risks associated with the limited supply of bitcoins that can be mined, the maximum number of bitcoins that may be released into circulation, and the number of bitcoins currently in circulation.
Risks Related to our Operations, page 19

5. We note your disclosure on page 12 that you currently rely on trade secrets, trademarks, service marks, trade names, copyrights, and other intellectual property rights, and on licenses to use intellectual property rights owned and controlled by others. Please add disclosure in future filings that addresses the associated intellectual property risks.
Incorrect or fraudulent Bitcoin transactions may be irreversible..., page 22

6. We note your disclosure that, "[w]e may be unable to secure insurance policies for our
         Bitcoin assets at rates or on terms acceptable to us, if at all, and we may choose to self-
         insure." Under an appropriately captioned heading, please disclose in future filings the types of insurance coverage you carry, if any, including any insurance that you or your third-party custodian carries covering crypto assets held on your behalf. Also revise future filings to disclose the amount of coverage, term, termination provisions, renewal options and limitations on coverage. To the extent you or your custodian do not carry insurance covering crypto assets, please revise future filings to so clarify and expand your risk factor disclosure as appropriate.
Risks Related to Governmental Regulation and Enforcement
Our interactions with a blockchain may expose us to specially designated nationals..., page 25

7.       We note that your policy prohibits any transactions with SDN
individuals, and you    take
         all commercially reasonable steps to avoid such transactions.    Under
an appropriately
         captioned heading, please expand your disclosure in future filings to briefly discuss the procedures you conduct to determine, among other things, whether the counterparty in any
         transaction is a person named on OFAC   s SDN list.
 Jason Les
Riot Platforms, Inc.
May 28, 2024
Page 3
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 32

8. Please enhance your disclosure in future filings to provide a comprehensive breakeven analysis for your bitcoin mining operations that compares the cost to earn/mine one bitcoin with the market value of one bitcoin. Identify and explain all relevant inputs.
         Quantitative tabular disclosure may be helpful. As part of your breakeven analysis, please be sure to reflect mining equipment costs. Additionally, clarify whether you finance the purchase of mining equipment and if so, reflect financing costs in your breakeven analysis.
9. Please enhance your discussion in future filings to provide comparative underlying key operating metrics for periods presented. For example, on page 33 you disclose that as of
         December 31, 2023, your Bitcoin Mining business segment operated 112,944 miners with a hash rate capacity of 12.4 EH/s, but you do not disclose 2022 metrics to support the changes in period-over-period operating results. Considering also providing key operating metrics in a table format. Refer to Item 303(b)(2)(ii) and Instructions to paragraph (b) of
         Regulation S-K.
10. You disclose that during the years ended December 31, 2023 and 2022, you earned $71.2 million and $27.3 million, respectively, in power credits, which were recognized as offsets to your operating expenses, but equated to approximately 2,497 Bitcoin and 968 Bitcoin, respectively, as computed using the average daily Bitcoin prices for the applicable period.
         Please tell us the relevance of disclosing the number of Bitcoin equivalent to your power credits. In this regard, you did not mine these additional Bitcoin and it is evident that you did not purchase and hold the number of Bitcoin that you disclose. In your response tell us how you calculated the average Bitcoin price as it is unclear whether it is the average of closing prices on your principal market or some other average. Refer to SEC Release No.
         33-10751.
Non-GAAP Measures, page 38

11. We note that you present Non-GAAP financial measures for your Bitcoin Mining and
       Data Center Hosting segments for revenue, cost of revenue, revenue in excess of cost of revenue, net of power curtailment credits, power curtailment credits allocated and related derived margins, but you do not present the most directly comparable GAAP measures with equal or greater prominence. For each Non-GAAP financial measure you present, please revise future filings to present the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and the guidance in Questions 104.03 and 104.04 of the Division of Corporation
Finance   s
FirstName LastNameJason Les
       Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Also,
Comapany   NameRiot
       provide         Platforms, Inc.
                the reconciliations required by Item 10(e)(1)(i)(B) of Regulation S-K. Please
May 28,provide  us with
         2024 Page   3 your proposed disclosures.
FirstName LastName
 Jason Les
FirstName  LastNameJason  Les
Riot Platforms, Inc.
Comapany
May         NameRiot Platforms, Inc.
     28, 2024
May 28,
Page 4 2024 Page 4
FirstName LastName

12. You disclose that you believe netting the power curtailment credits against your costs can be an important financial measure because it allows management, investors, and your board of directors to evaluate and compare your operating results, including your operating efficiencies, from period-to-period and relative to actual proportional power consumption during the periods presented. You also disclose that offering power back to the grid at market-driven spot prices, thereby reducing your operating costs, is integral to your overall strategy. Considering the allocation percentages of the consolidated power curtailments to Bitcoin Mining and Data Center Hosting have fluctuated for the periods presented, please address the following in future filings:
             Tell us the amounts of power consumption for the periods presented, including how you determined and measured the proportional power consumption for each segment.
             Tell us what caused actual power consumption to fluctuate between periods and how the measures are useful to investors if the actual power consumption amounts are not disclosed, considering the change in allocation percentages in the periods presented.
             Tell us your consideration for disclosing the reasons for significant changes in power consumption and the related credit allocation between segments. Liquidity and Capital Resources, page 40

13. Your disclosure of net cash provided by/used in operating, investing and financing activities appears to repeat information already provided in the statement of cash flows. Please represent to us that, in future filings, you will enhance your disclosure to provide a quantitative and qualitative analysis of the drivers of the change in cash flows between periods and impact to future trends to provide a sufficient basis to understand changes in cash between periods. Refer to Item 303(b)(1) of Regulation S-K and Sections
         1.B. and IV.B. of SEC Release Nos. 33-8350 and 33-10890 for guidance. Critical Accounting Estimates, page 43

14. We note your disclosure of critical accounting estimates. Please represent to us that, in future filings, you will enhance your disclosure to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. Your disclosure should explain why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used, to the extent applicable. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Please also consider the underlying estimates related to your power purchase agreement and related power curtailment credits. Refer to Item 303(b)(3) of Regulation S-K and SEC Release No. 33-
         10890 for additional guidance.
 Jason Les
FirstName  LastNameJason  Les
Riot Platforms, Inc.
Comapany
May         NameRiot Platforms, Inc.
     28, 2024
May 28,
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FirstName LastName
Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 47

15. We note your election to provide disclosure under the sensitivity analysis option of Item
         305(a)(1)(ii) of Regulation S-K. Please address the following:
             Tell us how your hypothetical 10% increase or decrease in future power prices at
             December 31, 2023, would have a positively correlated impact of increase or decrease in net income. In your response:
               o  Tell us how you derived the approximately 10% impact;
               o Tell us whether you believe the 10% impact is reasonably possible in the near-
                  term as stipulated in Instruction 3A to Item 305(a) of Regulation S-X and
                  explain why; and
               o Tell us whether you believe a 10% decline in power prices is reasonable possible and explain why.
             Tell us whether you believe the 10% increase or decrease in the price of Bitcoin is reasonably possible in the near-term considering 2023 price volatility, specifically explaining your consideration for providing a higher rate of change.
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies and Recent Accounting Pronouncements Bitcoin, page F-11

16. You disclose that after the adoption of ASU 2013-08 you record Bitcoin at fair value.
         From your June 29, 2018 response to comment 14 of our June 15, 2018 letter, it appears that you consider CoinMarketCap your principal market. As CoinMarketCap is not a market where Bitcoin is bought and sold, please tell us whether you still consider it to be your principal market. If so, tell us how CoinMarketCap qualifies as your principal market, or in the absence of a principal market, your most advantageous market. If not, tell us the identity of your principal or most advantageous market. In your response, please include the following:
             As you regularly sell Bitcoin, tell us what market or markets you actively sell in.
             Tell us how you considered that market or those markets in your determination of your principal or most advantageous market. Refer to ASC 820-10-35-5A.
Revenue Recognition
Bitcoin Mining, page F-11

17. Please address the following as it relates to your mining pool participation under the Full-
         Pay-Per-Share (FPPS) payout methodology:
             Confirm for us that you participated in only one mining pool for each period presented in your filing as implied by your concentrations disclosures on page F-44 and represent to us that you will enhance your disclosure in future periods to clarify.
             You identify the provision of    computing power    as your single
performance
             obligation. Tell us how that terminology accurately portrays the promise under your
             contracts given that you run the pool operator   s software on
your equipment to
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FirstName  LastNameJason  Les
Riot Platforms, Inc.
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              construct block header candidates and perform hash calculations. In your response, clarify for us whether as a participant in a mining pool it would be more accurate to characterize your performance obligation as the provision of hash calculation services to the pool operator and represent to us, if true, that you will revise your disclosure in future filings, including a statement that you decide when to provide services under the contract(s).
                You disclose that contracts are terminable at any time by you, at no cost to you, or by the pool operator, under certain conditions specified in the contract. However, in your April 3, 2019 response to our February 14, 2019 letter you indicated that contracts can be terminated by pool operators at any time for any reason. Please reconcile the apparent discrepancy for us. To the extent the pool operator is only able to terminate the contracts for specific reasons, tell us the conditions that allow the pool operator to terminate. Otherwise, represent to us that you will enhance future filings to clarify, if true, that the contracts with your pool operators provide both parties the unilateral enforceable right to terminate the contract at any time without penalty.
                Tell us how you considered the guidance in Questions 7 and 8 to the FASB Revenue
              Recognition Implementation Q&A's and the impact on your determination of both contract inception and contract duration for accounting purposes. Specifically, tell us whether you believe the termination rights in your contracts result in contracts that are continually renewed for accounting purposes and therefore have a duration of less than 24 hours and if so, revise your revenue recognition policy in future filings to state that fact.
                To the extent you have determined that the pool operator's ability to terminate at any time without penalty under each mining pool arrangement results in a contract that is continually renewed, clarify for us whether the rate of payment remains the same
              upon renewal and whether your customer   s option to renew
represents a material
              right that represents a separate performance obligation as contemplated in ASC 606-
              10-55-42. Please revise your revenue recognition policy disclosure in future filings accordingly.
                Enhance future filings to disclose, if true, that revenue is recognized the same day that control of the contracted service transfers to the mining pool operators, which is the same day as contract inception.
                You disclose that your mining rewards are determined based on an FPPS payout formula. Please enhance your disclosures in future filings to include a more fulsome description of this formula. Your disclosure should clarify, if true, that your rewards are comprised of block rewards and transaction fees. Your revised disclosure should also describe the variables that comprise the FPPS formula. For example, if true, disclose that network block subsidies are based on the total amount of block subsidies that are expected to be generated on the bitcoin network as a whole during the 24-
              hour period beginning at midnight UTC daily (i.e., the measurement period), while network transaction fees are based on the total amount of transaction fees and block rewards that are actually generated on the blockchain network as a whole during the
 Jason Les
Riot Platforms, Inc.
May 28, 2024
Page 7
              measurement period. Your disclosure should also make clear whether the amounts are calculated based on expected or actual amounts.
                You state that you value noncash consideration at contract inception. Given that
              Bitcoin trades 24/7, please tell us and disclose the specific point in time on the date of contract inception that you fair value Bitcoin each day (e.g., 23:59:59 or 0:00:00). If
              0:00:00, please specify if that is the start of the day of the contract (i.e., 0:00:00 to
              23:59:59) or the start of the next day.
Note 9. Power Purchase Agreement, page F-27

18.      Please address the following:
             Tell us and enhance future filings to clarify the agreements included in the measurement of the power purchase agreement accounted for as a derivative asset.
             For example, indicate whether the Facilities Agreement, Demand Response Services
             Programs and Four Coincident Peak program are included and whether they are also scheduled to end as of April 30, 2030 and, if not, when.
             Tell us and enhance future filings to clarify the inputs of the derivative fair value, including how your annual power activity and earned power credits impact the change in the derivative asset fair value and changes in key assumptions and inputs for the periods presented. For example, you disclose that you earned credits under the PPA of approximately $71.2 million in 2023 compared to $27.3 million in 2022 which you recognized in addition to the change in fair value of the derivative asset of
             $6.7 million. Refer to ASC 815-10-50-1A(d) and ASC 820-10-50-2(bbb)(2).
             As fair value is a market-based measurement and not an entity-specific measurement as stipulated in ASC 820-10-05-1B, tell us how your "qualitative judgment[s] related to company-specific risk factors," as disclosed in the fifth paragraph on page F-28, are market-based inputs to your fair value determination.
Note 20. Segment Information, page F-43

19.    Please address the following:
           Tell us how your disclosures provide a measure of profit or loss for each of your segments. Refer to ASC 280-10-50-22, 50-30(b) and 50-31, and the illustrative examples in FASB ASC 280-10-55-49 and 55-50 for further guidance. Tell us why you have separately included revenue and cost or revenue eliminations in
           total segment revenues and total segment cost of revenues. Refer to ASC 280-10-50-
           27.
           Tell us why you do not allocate power curtailment credits in your measures of
FirstName LastNameJason
           segment cost of Les
                             revenue for Bitcoin Mining and Data Center Hosting
when you
Comapany include
           NameRiot    Platforms,
                    them          Inc.
                          in your non-GAAP    measures on page 40. Refer to ASC
280-10-50-27
           andPage
May 28, 2024    50-28.
                     7
FirstName LastName
 Jason Les
FirstName  LastNameJason  Les
Riot Platforms, Inc.
Comapany
May         NameRiot Platforms, Inc.
     28, 2024
May 28,
Page 8 2024 Page 8
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or David Lin at 202-551-3552 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets